

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

October 26, 2023

Inderjit Tuli
Chief Executive Officer
Compound Real Estate Bonds, Inc.
1185 Avenue of the Americas, 3rd Floor
New York, NY 10036

>   **Re: Compound Real Estate Bonds, Inc.**
>   **Post-Qualification Amendment No. 2 to**
>   **Offering Statement on Form 1-A**
>   **Filed October 6, 2023**
>   **File No. 024-11848**

Dear Inderjit Tuli:

We have reviewed your amendment and have the following comments.

Please respond to this letter by amending your offering statement and providing the requested information. If you do not believe a comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response. After reviewing any amendment to your offering statement and the information you provide in response to this letter, we may have additional comments.

Post-Qualification Amendment No. 2 to Offering Statement on Form 1-A

General

1. We note that you now state that you have sold $2,313,600 in bonds. In your prior filing on August 22, 2023, you disclosed that you sold $2,063,420 in bonds. Please tell us when you sold additional bonds. In addition, please revise for consistency your disclosure on page 37 that "[a]s of the date of this offering circular, [you] have sold $2,063,420 worth of [your] Compound Bonds."

2. We note that in response to our prior comment 5 you stated that neither Inderjit Tuli nor Harminder Singh Burmi, who comprise all of your current officers and directors, have over the past 10 years had any experience raising money from third-party investors to be invested in real estate. Please revise your summary and risk factors section to describe the potential issues regarding management's lack of prior experience.

3. We note that on page 8 you state that "members of [your] management team have experience in investing in mortgage loan[s]." We further note that on page 48 you state

that neither Inderjit Tuli nor Harminder Singh Burmi, your sole officers and directors, "have had experience raising money from third-party investors to be invested in real estate." Please revise your disclosure to clarify these statements or advise.

4. We note your disclosure in several sections of the offering circular that you will pay a license fee to CH, your parent, in the amount of 2% of the value of the bonds sold and that your parent will not "seek reimbursement for these offering expenses or collect this license fee until the Company has total assets of at least $3,000,000." Please revise your disclosure to clarify the following:
   • because it appears that the licensing fee was not previously described in your offering circular, clarify if you will be obligated to pay the fee on the bonds sold to date; and
   • clarify, if true, that CH will receive the fee when you sell at least $3,000,000 in bonds or explain what you mean by "total assets of at least $3,000,000."

5. We note your response to our prior comment 5 and reissue in part. You state that you plan to acquire mortgages and other liens on and interests in real estate but have not yet identified any assets to acquire with the net proceeds of this offering. It appears, therefore, that you are conducting a blind pool offering. In accordance with Industry Guide 5, please include a separately captioned section on conflicts of interests.

6. We note your statement on page 35 that you have entered into an Administrative Services Agreement with Compound Administrative Services, an affiliate, through which your executive officers provide services to you, pursuant to which you have agreed to reimburse Compound Administrative Services for the costs incurred in paying for the staff and office expenses. We further note your disclosure on page 37 that as of June 30, 2023 the amount accrued under the agreement was $60,000 but that you had not yet begun making reimbursement payments. Please disclose the amount currently due under the agreement, the amount you anticipate owing under the agreement going forward, and when you expect to begin making reimbursement payments.

7. Please file test the waters materials as an exhibit to your offering statement. Refer to Item 17 of Form 1-A. In addition, please confirm that your website complies with Securities Act Rule 255.

Offering Circular Summary
Our Company, page 1

8. We note your disclosure that your plan is to acquire "mortgages and other liens on and interests in real estate" and other assets that consist of "real estate-type interests" but that you have not yet identified those properties that will be acquired. Please revise your disclosure here and elsewhere as appropriate to describe the types of mortgages, liens and other interests in real estate you intend on acquiring, for example, whether single-family, multi-family, commercial, residential or development properties. Please also clarify the meaning of the term "real estate-type interests" and disclose any planned geographic concentrations.

Use of Proceeds, page 27

9.　We note your statement on page 28 that you are "currently in the process of deploying the assets [you] have raised through the date of this Amended Preliminary Offering Circular" and that you have already raised over $2.3 million in this offering. Describe the status of your current and planned operations in greater detail. To the extent that you discuss future activity, please provide the status of development and indicate the anticipated timeframe. Further, discuss the actual operations of your business, focusing on the particular means by which you will identify and acquire real estate related assets. Also clarify the steps you have taken already, if any, to initiate your operations and the associated costs.

Management's Discussion and Analysis
Results of Operations, page 37

10.　Please revise the Management's Discussion and Analysis section of your filing to explain the reason(s) for the material increase in your other general and administrative expenses for the six months ended June 30, 2023 compared to the six months ended June 30, 2022.

Milestones, page 38

11.　We note your statement that your anticipated timeline for reaching significant milestones in your plan of operations is contingent on reaching your fundraising goals, as well as mortgage and real estate market conditions. We further note that as of the date of this amendment, you have raised approximately $2.3 million. Please clarify when and under what conditions you anticipate beginning to acquire "mortgages and other liens on and interests in real estate." Disclose specifically if you plan on raising the entire $75 million prior to investing in real estate.

Consolidated Balance Sheet, page F-14

12.　Please tell us and revise your filing to explain the nature of the $6,262 credit balance recorded in your other assets line item as of June 30, 2023 and reclassify this amount as a liability, as appropriate.

Consolidated Statement of Cash Flows, page F-17

13.　Please tell us how you determined that receipts from issuing bonds represents cash flows from operating activities rather than from financing activities. Please refer to ASC 230-10-45-14(b) and revise your filing accordingly.

Note 3. Summary of Significant Accounting Policies
Recently issued accounting standards, page F-20

14.　Please revise your disclosure to clearly state the financial statement impact of your adoption of Accounting Standards Update No. 2016-13, Financial Instruments – Credit

Losses (Topic 326), which was effective for fiscal years, and interim periods within those years, beginning January 1, 2023. We note your current disclosure only states that you are evaluating the impact that adopting this accounting standard will have on your consolidated financial statements and related disclosures.

Note 5. Intangible Assets, page F-21

15. We note disclosure that you entered into an agreement with a media company to have a mobile app and website developed permitting you to communicate with clients and issue bonds and that as of June 30, 2023 you have paid $55,182 and recorded these payments as intangible assets. We also note your disclosure that these intangible assets were not placed into service in 2022 and also that there is no accumulated amortization balance as of June 30, 2023. Please tell us and revise your filing to clearly state whether these intangible assets have been placed into service as we note disclosure on page 2 that states that in January 2022, you launched the Compound Fintech Platform, which consists of the Compound Website and the Compound App. Please also tell us how you considered the guidance in ASC 350-40-35-6 regarding amortization of your intangible assets.

We will consider qualifying your offering statement at your request. If a participant in your offering is required to clear its compensation arrangements with FINRA, please have FINRA advise us that it has no objections to the compensation arrangements prior to qualification.

We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Please contact Shannon Davis at 202-551-6687 or John Spitz at 202-551-3484 if you have questions regarding comments on the financial statements and related matters. Please contact Robert Arzonetti at 202-551-8819 or Tonya Aldave at 202-551-3601 with any other questions.

Sincerely,

Division of Corporation Finance
Office of Finance

cc: Arden Anderson